UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AMERICAN SHARED HOSPITAL SERVICES

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

029595-10-5

(Cusip Number)

Ernest A. Bates, M.D.	Daniel G. Kelly, Jr.
American Shared Hospital Services	Davis Polk & Wardwell
Four Embarcadero Center, Suite 3700	1600 El Camino Real
San Francisco, CA 94111-4107	Menlo Park, CA 94025
(415) 788-5300	(650) 752-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029595-10-5			Page 2 of 5

1.	Name of Reporting Person: Ernest A. Bates, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,216,378

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 1,216,378

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,216,378

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.6%

14.	Type of Reporting Person (See Instructions): IN

2

          This Amendment No. 4 (this “Amendment”) on Schedule 13D is being filed on behalf of Ernest A. Bates, M.D. (the “Reporting Person”) with respect to the Common Shares, without par value (the “Common Shares”) of American Shared Hospital Services, a California corporation (the “Company”), which has its principal executive office at Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107. The Schedule 13D to which this Amendment relates was filed on May 26, 1995, Amendment No. 1 thereto was filed on November 9, 1995, Amendment No. 2 thereto was filed on May 4, 1998 and Amendment No. 3 thereto was filed on November 3, 2004.

          Item 2. Identity and Background.

               This Amendment is being filed on behalf of Ernest A. Bates, M.D. (“Dr. Bates”), the Chairman and Chief Executive Officer of the Company. His business address is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107. Dr. Bates is a citizen of the United States.

               During the last five years, Dr. Bates has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration.

               This Amendment does not relate to any acquisition of Common Shares by Dr. Bates. All of the Common Shares beneficially owned by Dr. Bates, if purchased were purchased with personal funds.

          Item 4. Purpose of Transaction.

               This Amendment relates to the contribution by Dr. Bates of (i) 34,000 shares to charity and (ii) 100,000 shares to a charitable foundation, and the exercise by Dr. Bates of options to acquire 16,000 shares, all on the dates set forth in the Attachment. Dr. Bates is the sole director of the foundation and as such has the power to vote and sell the shares owned by the foundation, but has no pecuniary interest therein. Accordingly, Dr. Bates disclaims beneficial ownership of the 100,000 shares owned by the foundation. The foundation’s purpose is to manage its assets for charitable purposes.

               The securities to which this statement relates were acquired and are held for investment purposes, and Dr. Bates has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. Dr. Bates reserves the right to dispose of the securities to which this statement relates or to acquire additional Common Shares. It is anticipated that the foundation will grant shares to charities, or sell shares and donate the proceeds to charities, from time-to-time in the future.

          Item 5. Interest in Securities of the Issuer.

(a)	Dr. Bates beneficially owns 1,216,378 Common Shares (including 264,000 shares underlying immediately exercisable options). The total outstanding number of Common Shares is 4,755,173 as reported on the September 30, 2004 Form 10Q. This represents 25.6% of the outstanding Common Shares.

(b)	Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

(c)	See attachment for a summary of transactions since the filing of Amendment No. 3 to this Schedule 13D.

(d)	As described above, dividends and sale proceeds from the 100,000 Common Shares owned by the foundation are for the benefit of the charities to which the securities, dividends and proceeds will be granted.

(e)	Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Not applicable

          Item 7. Material to be Filed as Exhibits.

               Not applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2005

Date

/s/ Ernest A. Bates, M.D.

Signature

Ernest A. Bates, M.D./Chairman and CEO

(Name/Title)

			Exercise	Closing
	Common Stock	Options	Price	Price

Balance November 3, 2004	970,378	280,000

12/14/04 Common Stock Donation to charitable organization	(34,000)			6.09
12/14/04 Common Stock Donation to Ernest Bates Foundation	(100,000)			6.09
12/17/04 Options Exercised	16,000	(16,000)	0.01

Balance December 17, 2004	852,378	264,000